EXHIBIT 99


                               SEABRIDGE GOLD INC.


                                  NEWS RELEASE
TRADING SYMBOLS: TSX-V: SEA                              FOR IMMEDIATE RELEASE
                 AMEX: SA                                      MAY 16, 2005


                  INTERIM FINANCIAL STATEMENTS - MARCH 31, 2005

Toronto (Canada) - The Company has filed on SEDAR at www.sedar.com its Management's Discussion and Analysis and Financial Statements for the three months ended March 31, 2005.

For the full management discussion and financial statements please visit: http://www.seabridgegold.net/2005-Q1.pdf
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MINERAL INTEREST ACTIVITIES
For the three-month period ended March 31, 2005, the Company incurred net expenditures of $1,495,000 on mineral interests compared to $662,000 in the same period of 2004. The majority of expenditures in 2005 were made on the Courageous Lake property where extensive drilling and analyses work was undertaken. During the 1st quarter of 2005, the Company commenced a core drill program designed to test for further strike extensions to the north and south of the existing FAT deposit. Work also continued on the independent engineering study to define preliminary economic parameters of the FAT deposit. Results of the exploration program and engineering studies are expected to be announced during the 2nd quarter of 2005.

FINANCIAL RESULTS
During the three month period ended March 31, 2005, Seabridge incurred a net profit of $423,000 ($0.01 per share) compared to a $109,000 profit ($0.00 per share) for the same period last year. Also, during the quarter ended March 31, 2005, the Company closed a flow-through financing for gross proceeds of $2.1 million consisting of 500,000 shares sold at $4.25 each to be spent at the Courageous Lake project and invested cash of $1,077,000 in mineral project exploration and development compared to $2,720,000 for the same period last year. At March 31, 2005 net working capital was $4,359,000 compared to $4,221,000 at December 31, 2004.

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Seabridge has been designed to provide its shareholders maximum leverage to the price of gold. The Company has acquired a 100% interest in eight North American gold projects which collectively contain an estimated 9.10 million ounces of resources in the measured and indicated categories (246.3 million tonnes grading
1.15 grams of gold per tonne) plus an additional estimated 7.55 million ounces of resources in the inferred category (203.1 million tonnes grading 1.16 grams of gold per tonne). (See http://www.seabridgegold.net/Resource.htm for a breakdown of these gold resources by project as well as detailed technical information in respect of the projects and the resource calculations). The Company continues to seek expansion of its gold resource base by acquisition of new projects and exploration programs largely funded by partners.

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            172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
               Telephone: (416) 367-9292 Facsimile: (416) 367-2711


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ALL RESOURCE ESTIMATES REPORTED IN THIS DISCLOSURE ARE CALCULATED IN ACCORDANCE
WITH THE CANADIAN NATIONAL INSTRUMENT 43-101 AND THE CANADIAN INSTITUTE OF MINING AND METALLURGY CLASSIFICATION SYSTEM. THESE STANDARDS DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. MINERAL RESOURCES WHICH ARE NOT MINERAL RESERVES DO NOT HAVE DEMONSTRATED ECONOMIC VIABILITY.

STATEMENTS RELATING TO THE ESTIMATED OR EXPECTED FUTURE PRODUCTION AND OPERATING RESULTS AND COSTS AND FINANCIAL CONDITION OF SEABRIDGE, PLANNED WORK AT THE COMPANY'S PROJECTS AND THE EXPECTED RESULTS OF SUCH WORK ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE GENERALLY, BUT NOT ALWAYS, IDENTIFIED BY WORDS SUCH AS THE FOLLOWING: EXPECTS, PLANS, ANTICIPATES, BELIEVES, INTENDS, ESTIMATES, PROJECTS, ASSUMES, POTENTIAL AND SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE REFERENCE TO EVENTS OR CONDITIONS THAT WILL, WOULD, MAY, COULD OR SHOULD OCCUR. INFORMATION CONCERNING EXPLORATION RESULTS AND MINERAL RESERVE AND RESOURCE ESTIMATES MAY ALSO BE DEEMED TO BE FORWARD-LOOKING STATEMENTS, AS IT CONSTITUTES A PREDICTION OF WHAT MIGHT BE FOUND TO BE PRESENT WHEN AND IF A PROJECT IS ACTUALLY DEVELOPED. THESE FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE AT THE TIME THEY ARE MADE, ARE INHERENTLY SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION: UNCERTAINTIES RELATED TO RAISING SUFFICIENT FINANCING TO FUND THE PLANNED WORK IN A TIMELY MANNER AND ON ACCEPTABLE TERMS; CHANGES IN PLANNED WORK RESULTING FROM LOGISTICAL, TECHNICAL OR OTHER FACTORS; THE POSSIBILITY THAT RESULTS OF WORK WILL NOT FULFILL PROJECTIONS/EXPECTATIONS AND REALIZE THE PERCEIVED POTENTIAL OF THE COMPANY'S PROJECTS; UNCERTAINTIES INVOLVED IN THE INTERPRETATION OF DRILLING RESULTS AND OTHER TESTS AND THE ESTIMATION OF GOLD RESERVES AND RESOURCES; RISK OF ACCIDENTS, EQUIPMENT BREAKDOWNS AND LABOUR DISPUTES OR OTHER UNANTICIPATED DIFFICULTIES OR INTERRUPTIONS; THE POSSIBILITY OF ENVIRONMENTAL ISSUES AT THE COMPANY'S PROJECTS; THE POSSIBILITY OF COST OVERRUNS OR UNANTICIPATED EXPENSES IN WORK PROGRAMS; THE NEED TO OBTAIN PERMITS AND COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS AND OTHER GOVERNMENT REQUIREMENTS; FLUCTUATIONS IN THE PRICE OF GOLD AND OTHER RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED IN THE COMPANY'S ANNUAL INFORMATION FORM FILED WITH SEDAR IN CANADA (AVAILABLE AT WWW.SEDAR.COM) FOR THE YEAR ENDED DECEMBER 31, 2004 AND IN THE COMPANY'S 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (AVAILABLE AT WWW.SEC.GOV/EDGAR.SHTML).

FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS, ESTIMATES AND OPINIONS OF THE COMPANY'S MANAGEMENT OR ITS INDEPENDENT PROFESSIONAL CONSULTANTS ON THE DATE THE STATEMENTS ARE MADE.



For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 o  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email: info@seabridgegold.net

             The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.